UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-20979

Recycling Asset Holdings, Inc.

(Exact name of registrant as specified in its charter)

7100 Grade Lane, Louisville, Kentucky 40213 (502) 366-3452

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common, $0.0033 par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 197

Pursuant to the requirements of the Securities Exchange Act of 1934, Recycling Asset Holdings, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Recycling Asset Holdings, Inc.

Date: March 30, 2020

By: /s/ Todd L. Phillips

President and Chief Executive Officer